File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 14

Filed Pursuant to Rule 253(g)(2)

Date of Original Offering Circular: May 4, 2018

August 25, 2021

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Extension of Offering Period

The term of the Offering shall be extended from May 3, 2021 to May 3, 2022 unless terminated sooner by the Manager as described in the Offering Circular.